Exhibit 12.1

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except ratios)

	Year
	ended
	December 31,		Years ended December 31
	2011		2010 (1)		2009 (1)		2008 (1)		2007 (1)
Earnings:
Income before discontinued operations	$49,782		$50,077		$44,282		$79,690		$55,893
Gain on sales of real estate	-		-		(103)		(4,578)		-
Interest expense and amortization expense	103,168		87,585		86,016		85,063		85,896
Total earnings	$152,950		$137,662		$130,195		$160,175		$141,789

Fixed charges:
Interest expense	$103,168		$87,585		$86,016		$85,063		$85,896
Capitalized interest	8,240		9,486		10,463		10,908		5,134
Preferred stock dividends	4,753		2,170		4,860		9,241		9,174
Perpetual preferred unit distributions	1,650		6,300		6,300		9,909		10,238
Total fixed charges and preferred stock dividends	$117,811		$105,541		$107,639		$115,121		$110,442

Ratio of earnings to fixed charges (excluding preferred stock dividends and preferred unit distributions)	1.37	X	1.42	X	1.35	X	1.67	X	1.56	X

Ratio of earnings to combined fixed charges and preferred stock dividends	1.30	X	1.30	X	1.21	X	1.39	X	1.28	X

(1)	The results of operations for 2006-2010 have been reclassified and restated to reflect discontinued operations.